MANGOCEUTICALS, INC.

15110 N. Dallas Parkway, Suite 600

Dallas, Texas 75248

June 17, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Katherine Bagley

Re:	Mangoceuticals, Inc.
Registration Statement on Form S-1
Filed May 30, 2025
File No. 333-287689

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Mangoceuticals, Inc., hereby requests acceleration of effectiveness of the above referenced Registration Statement on Form S-1 so that it will become effective at 5:00 p.m., Eastern Daylight Time, on Wednesday, June 18, 2025, or as soon thereafter as practicable.

Very truly yours,

/s/ Jacob D. Cohen
Jacob D. Cohen
Chairman and Chief Executive Officer

cc:	Lucosky Brookman LLP